EXHIBIT 99.1

Re:         Midroog Report

Ramat-Gan, Israel	March 19, 2018

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series B and C) issued by the Company.

Midroog has reaffirmed both the current A1.il rating and the negative outlook.

The affirmation of the current rating (after it was lowered in September 2017) is also in light of Midroog’s assessment of relatively strong cash flows from the underlying high quality asset alongside the Company’s debt consolidation performed at the beginning of the year, offsetting relatively weak leverage and coverage ratios relative to the rating level.

The rating continues to be based on the Company’s control of Bezeq The Israel Telecommunications Corporation Ltd. (“Bezeq”), through a 26.34% stake. Bezeq has a high credit rating, being Israel’s largest communications group and having a medium-level business risk. The Company's rating is affected by a high outlook of receiving dividends from Bezeq. Midroog believes that the Company has limited flexibility to decrease its distribution of dividends to its shareholders because of Internet Gold – Golden Lines’ debt requirements.

The negative outlook mainly reflects Midroog’s assessment of erosion of Bezeq’s profitability, the extent of the dividends which will be distributed to the Company, and the uncertainty about the future control of the Company’s parent companies which affects the Company’s financial flexibility.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il